Exhibit 99.1

InMode Reports First Quarter 2026 Financial Results:
Quarterly GAAP Revenue of $82 Million, Represents 5% Year-Over-Year Increase

YOKNEAM, Israel, May 6, 2026 - InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the first quarter of 2026.

First Quarter 2026 Highlights:

●	Quarterly GAAP revenues of $82.0 million, compared to $77.9 million in the first quarter of 2025.

●	Quarterly revenues from consumables and service of $21.4 million, an increase of 6% compared to the first quarter of 2025.

●	GAAP operating income of $10.1 million, *non-GAAP operating income of $14.0 million.

●	Total cash position of $537.2 million as of March 31, 2026, including cash and cash equivalents, marketable securities and short-term bank deposits.

●
As of March 31, 2026, we completed the repurchase of 2.55 million ordinary shares pursuant to our share repurchase program, returning $34.8 million of capital to shareholders ($3.6 million of which was paid during the second quarter of 2026).

●	Announced CFO transition; Yair Malca steps down and will support an orderly transition as a consultant.

●	Board transition: Dr. Michael Anghel resigns; Dr. Hadar Ron appointed Interim Chair of the Board.

U.S. GAAP Results
(U.S. dollars in thousands, except for per share data)
	Q1 2026	Q1 2025
Revenues	$82,017	$77,874
Gross Margins	75%	78%
Operating Margins	12%	20%
Net Income	$11,562	$18,201
Earnings per Diluted Share	$0.18	$0.26
*Non-GAAP Results
(U.S. dollars in thousands, except for per share data)
	Q1 2026	Q1 2025
Gross Margins	75%	79%
Operating Margins	17%	23%
Net Income	$15,872	$21,395
Earnings per Diluted Share	$0.25	$0.31

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements included in this release. Non-GAAP results exclude share-based compensation, expenses related to independent transaction committee review (representing non-recurring cost) and related income tax adjustments where applicable.

Management Comments

“While the macroeconomic environment remains challenging, our total revenue this quarter reached our expectations, however our profitability was lower than expected,” said Moshe Mizrahy, Chief Executive Officer of InMode.  “We are continuing to re-shape our organization in North America and in Europe by enhancing our sales and management teams. While the demand in the aesthetics market may be deferred, it will not be diminished, and we believe we are well positioned for its return.”

First Quarter 2026 Financial Results

Total GAAP revenues for the first quarter of 2026 were $82.0 million, an increase of 5% compared to $77.9 million in the first quarter of 2025.

Yair Malca, Chief Financial Officer of InMode added, “We are encouraged to report that Q1 revenue increased 5% year over year, with the U.S. contributing meaningfully to this growth. These results reflect our ability to execute consistently, even in a softer market environment and expand outside of the U.S.”

GAAP gross margin for the first quarter of 2026 was 75%, compared to 78% for the first quarter of 2025.
*Non-GAAP gross margin for the first quarter of 2026 was 75%, compared to 79% for the first quarter of 2025.

GAAP operating margin for the first quarter of 2026 was 12%, compared to 20% in the first quarter of 2025.
*Non-GAAP operating margin for the first quarter of 2026 was 17%, compared to 23% for the first quarter of 2025. These decreases were primarily attributable to the increase in cost of goods, the new structure of the North America sales team implemented towards end of 2025 and subsidiary establishments in the latter part of 2025.

InMode reported GAAP net income of $11.6 million, or $0.18 per diluted share, in the first quarter of 2026, compared to $18.2 million, or $0.26 per diluted share, in the first quarter of 2025. On a *non-GAAP basis, InMode reported net income of $15.9 million, or $0.25 per diluted share, in the first quarter of 2026, compared to $21.4 million, or $0.31 per diluted share, in the first quarter of 2025.

As of March 31, 2026, InMode had cash and cash equivalents, marketable securities and short-term bank deposits of $537.2 million.

“In a quarter marked by ongoing macroeconomic uncertainty, we remained focused on what we can control: driving profitability, generating cash, and operating the business as usual. We also returned meaningful capital to shareholders, repurchasing $127.4 million of shares during 2025 and $52.7 million year to date under our new 2026 repurchase program, representing 3.86 million shares. With our strong financial position and continued flexibility, we remain well positioned to pursue a full range of capital allocation opportunities,” concluded Malca.

Departure of Chairman; Resignation of Chief Financial Officer

The Company announced today that Dr. Michael Anghel has resigned from the Company’s Board of Directors, effective May 5, 2026. His decision was not related to any disagreements with the Company’s management, Board, or operations. The Company thanks Dr. Anghel for his service and wishes him continued success.

Dr. Hadar Ron has been appointed Interim Chair of the Board, effective immediately.

Separately, Yair Malca has stepped down from his role as Chief Financial Officer, effective May 5, 2026. The Company appreciates his contributions and thanks him for his service.

To support a smooth transition, Mr. Malca will remain engaged with the Company in a consulting capacity for at least six months.

2026 Financial Outlook

Management provided an outlook for the full fiscal year ending December 31, 2026. Based on current estimates, management expects:

●	Revenues between $365 million and $375 million

●	*Non-GAAP gross margin between 74% and 76%

●	*Non-GAAP income from operations to be between $73 million and $78 million

●	*Non-GAAP earnings per diluted share between $1.33 and $1.38

This outlook is not a guarantee of future performance, and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation, expenses related to independent transaction committee review (representing non-recurring cost) and related income tax adjustments where applicable.

However, these estimates are based on management’s current estimates, which may be updated.

The Current Situation in Israel

Regarding the current situation in Israel, on October 9, 2025, a new cease-fire agreement between Hamas and Israel began, and the hostilities have formally paused after two years of conflicts.

Moreover, On February 28, 2026, the United States and Israel launched coordinated joint military strikes against Iran, targeting military, governmental, and nuclear-related sites. Iran subsequently responded with missile and drone attacks against targets in the region and sought to restrict commercial shipping traffic through the Strait of Hormuz. On April 7, 2026, a two-week ceasefire established and was extended on April 21, 2026, by the U.S government, amid ongoing negotiations, while a U.S. naval blockade of Iran continued.

The scope and severity of ongoing conflicts in Gaza, Northern Israel, Lebanon, Iran, and the broader region are unpredictable and could escalate any time. To date, our operations have not been materially affected. We continue to monitor political and military developments closely and examine the consequences for our operations and assets.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, non-GAAP operating margin, non-GAAP gross margin and non-GAAP income from operations. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release. Reconciliations of non-GAAP gross margin, non-GAAP income, and non-GAAP earnings for management’s projections of such non-GAAP financials for the 2026 fiscal year are not available without unreasonable effort due to the variability, complexity and limited visibility of certain reconciling items. These reconciling items could have a significant and unpredictable impact on our future GAAP results.

Conference Call Information

Mr. Moshe Mizrahy, Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer and Mr. Yair Malca, Chief Financial Officer, will host a conference call today, May 6, 2026, at 8:30 a.m. Eastern Time to discuss the first quarter 2026 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10207930/103b6ad5664.
Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers who opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S./Canada Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll-Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=7s0HUsXw

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a link on InMode’s website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from May 6, 2026, at 12 p.m. Eastern Time to May 20, 2026, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S. /Canada TOLL-FREE: 1-855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 8622780

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode’s website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the actual amount of share repurchases made by the Company, if any. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2026, and our subsequent public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended
	March 31,
	2026	2025
REVENUES	82,017	77,874
COST OF REVENUES	20,465	16,963
GROSS PROFIT	61,552	60,911
OPERATING EXPENSES:
Research and development	3,542	2,895
Sales and marketing	42,932	39,727
General and administrative	5,022	2,671
TOTAL OPERATING EXPENSES	51,496	45,293
OPERATING INCOME	10,056	15,618
Finance income, net	4,296	6,859
INCOME BEFORE INCOME TAXES	14,352	22,477
INCOME TAXES	2,790	4,276
NET INCOME	11,562	18,201

EARNINGS PER SHARE:
Basic	0.18	0.26
Diluted	0.18	0.26
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	63,401	68,760
Diluted	63,942	69,435

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	March 31, 2026	December 31, 2025
Assets
CURRENT ASSETS:
Cash and cash equivalents	394,295	302,543
Marketable securities	57,032	83,632
Short-term bank deposits	85,832	169,159
Accounts receivable, net of allowance for credit losses	40,703	43,504
Prepaid expenses and other receivables	31,509	25,733
Inventories	71,408	74,050
TOTAL CURRENT ASSETS	680,779	698,621
NON-CURRENT ASSETS:
Accounts receivable, net of allowance for credit losses	5,210	3,005
Deferred income tax assets	52,922	53,230
Operating lease right-of-use assets	8,631	8,274
Property and equipment, net	2,595	2,599
Other investments	700	700
TOTAL NON-CURRENT ASSETS	70,058	67,808
TOTAL ASSETS	750,837	766,429
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payables	16,853	17,912
Contract liabilities	16,369	12,093
Other liabilities	44,131	40,739
TOTAL CURRENT LIABILITIES	77,353	70,744
NON-CURRENT LIABILITIES:
Contract liabilities	2,745	3,043
Other liabilities	4,657	4,436
Operating lease liabilities	4,829	5,008
TOTAL NON-CURRENT LIABILITIES	12,231	12,487
TOTAL LIABILITIES	89,584	83,231

TOTAL SHAREHOLDERS’ EQUITY	661,253	683,198
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	750,837	766,429

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended
	March 31,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	11,562	18,201
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	175	174
Share-based compensation expenses	2,699	2,518
Change in allowance for credit losses of trade receivable	525	(94)
Gains on marketable securities, net	‐	(2)
Finance expenses (income), net	719	(1,574)
Deferred income taxes, net	327	896
Changes in operating assets and liabilities:
Decrease in accounts receivable (current and non-current)	72	4,544
Increase in other receivables	(5,866)	(3,532)
Decrease (increase) in inventories	2,642	(4,233)
Increase (decrease) in accounts payable	(1,059)	1,270
Decrease in other liabilities (current and non-current)	(388)	(3,287)
Increase (decrease) in contract liabilities (current and non-current)	3,978	(837)
Net cash provided by operating activities	15,386	14,044
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(84,912)	‐
Proceeds from short-term deposits	167,658	31,297
Purchase of fixed assets	(172)	(85)
Purchase of marketable securities	(9,727)	(20,877)
Proceeds from sale of marketable securities	‐	3,003
Proceeds from maturity of marketable securities	36,256	62,147
Net cash provided by investing activities	109,103	75,485
CASH FLOWS FROM FINANCING ACTIVITIES:
Tax withholding related to vesting of restricted share units	(1,802)	-
Repurchase of ordinary shares	(31,241)	(99,960)
Exercise of options	617	494
Net cash used in financing activities	(32,426)	(99,466)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(311)	556
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	91,752	(9,381)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	302,543	155,329
CASH AND CASH EQUIVALENTS AT END OF PERIOD	394,295	145,948

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2026		2025
Revenues by Category:

Capital Equipment revenues - United States	33,669	41%	29,542	38%
Capital Equipment revenues - International	26,985	33%	28,133	36%
Total Capital Equipment revenues	60,654	74%	57,675	74%
Consumables and service revenues	21,363	26%	20,199	26%
Total Revenue	82,017	100%	77,874	100%

	Three months ended March 31,
	2026			2025
	%			%
	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimal-Invasive	75	80	77	93	79	87
Hands-Free	1	1	1	3	2	3
Non-Invasive	24	19	22	4	19	10
	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31, 2026				Three months ended March 31, 2025
	GAAP	Stock Based Compensation	Expenses Related to Independent Transaction Committee Review	Non-GAAP	GAAP	Stock Based Compensation	Non-GAAP
REVENUES	82,017	‐	‐	82,017	77,874	‐	77,874
COST OF REVENUES	20,465	(314)	‐	20,151	16,963	(310)	16,653
GROSS PROFIT	61,552	314	‐	61,866	60,911	310	61,221
OPERATING EXPENSES:
Research and development	3,542	(268)	‐	3,274	2,895	(222)	2,673
Sales and marketing	42,932	(1,861)	‐	41,071	39,727	(1,763)	37,964
General and administrative	5,022	(256)	(1,262)	3,504	2,671	(223)	2,448
TOTAL OPERATING EXPENSES	51,496	(2,385)	(1,262)	47,849	45,293	(2,208)	43,085
OPERATING INCOME	10,056	2,699	1,262	14,017	15,618	2,518	18,136
Finance income, net	4,296	‐	‐	4,296	6,859	‐	6,859
INCOME BEFORE INCOME TAXES	14,352	2,699	1,262	18,313	22,477	2,518	24,995
INCOME TAXES	2,790	(349)	‐	2,441	4,276	(676)	3,600
NET INCOME	11,562	3,048	1,262	15,872	18,201	3,194	21,395

EARNINGS PER SHARE
Basic	0.18			0.25	0.26		0.31
Diluted	0.18			0.25	0.26		0.31
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in Thousands)
Basic	63,401			63,401	68,760		68,760
Diluted	63,942			64,494	69,435		69,611